Exhibit 99.1

Rogers Completes Acquisitions of Mobilicity and Shaw AWS Spectrum

TORONTO, July 2, 2015 – Rogers Communications, a leading diversified Canadian telecommunications and media company, said that it received all requisite governmental, creditor and court approvals and has completed the acquisitions of both Mobilicity and Shaw’s AWS wireless spectrum as announced last Wednesday, June 24, 2015.

About the Company:

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com